Exhibit 99.35

99.35 News Release Dated October 30, 2013

INVESTOR RELATIONS CONTACT:

Craig Armitage

TMX Equicom

(416) 815-0700 ext. 278

carmitage@tmxequicom.com

FOR IMMEDIATE RELEASE                                                                                                                                                                   Toronto Stock Exchange Symbol: DND

CIPHER REPORTS RECORD FINANCIAL RESULTS FOR Q3 2013

Revenue increases to $5.6 million and earnings per share rise to $0.14

MISSISSAUGA, Ontario, October 30, 2013 — Cipher Pharmaceuticals Inc. (TSX: DND) (“Cipher”) today announced its financial and operational results for the three and nine months ended September 30, 2013.

Q3 2013 Highlights

•                  Net revenue increased to $5.6 million, from $2.1 million in Q3 2012.

•                  EBITDA(1) of $3.6 million versus $1.0 million in Q3 2012.

•                  Net income was $3.4 million, or $0.14 per share, compared with net income of $0.08 million, or $0.03 per share, in Q3 2012.

•                  Cash balance increased to $20.0 million at quarter end, compared with $15.8 million at December 31, 2012 and $17.8 million at June 30, 2013.

•                  Launched Epuris™ (isotretinoin) capsules in the Canadian market.

“Absorica™ performed well again in the third quarter, with market share increasing to 17.3%(2) by September from 13.1% in June, resulting in strong increases in our revenue, earnings and cash,” said Larry Andrews, President and CEO of Cipher. “While Epuris™ was only launched recently, feedback from the Canadian dermatology community has been very encouraging. With a healthy financial position, we continue to pursue growth through product portfolio expansion and new out-licensing agreements for our current products in other regions.”

Financial Review

Net revenue for Q3 2013 was $5.6 million, compared with $2.1 million in Q3 2012.  The year-over-year increase was mainly driven by the success of Absorica™, which contributed $4.5 million of net revenue in Q3 2013 versus $0.5 million in Q3 2012.  Net revenue from Lipofen® was $0.6 million in Q3 2013, compared with $1.3 million in Q3 2012.  The comparable period in 2012 benefited from $0.4 million in revenue from a retroactive increase in Cipher’s royalty percentage. Net revenue from the Company’s extended release tramadol product (ConZip®/Durela®) increased to $0.5 million in Q3 2013, compared with $0.3 million in Q3 2012.

Research and Development expense in Q3 2013 was $0.4 million, a slight increase over $0.3 million in Q3 2012. Selling, General and Administrative (“SG&A”) expenses for Q3 2013 increased to $1.7 million, compared to $0.8 million in Q3 2012. The year-over-year increase in SG&A reflects the build out of the Company’s commercial infrastructure in Canada to support the launch of Epuris™ and future products.

Net income in Q3 2013 grew to $3.4 million, or $0.14 per share ($0.13 per share on a fully diluted basis), compared with net income of $0.8 million, or $0.03 per share, in Q3 2012.

The Company’s cash position increased at quarter end. As at September 30, 2013, Cipher had cash and cash equivalents of $20.0 million, compared with $15.8 million at December 31, 2012.

(1)  EBITDA — Non-IFRS Financial Measure: the term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets and non-cash share-based compensation.

(2)  Source: IMS Health. Market share calculated based on total isotretinoin prescriptions.

Product Update

Absorica™/Epuris™ (CIP-ISOTRETINOIN)

Absorica™ was released in the U.S. market in late November 2012.  The product has performed well to date, achieving 17.3% market share by September 2013, compared to 13.1% in June 2013, based on total isotretinoin prescriptions.  In addition, the overall U.S. isotretinoin market continues to show growth. Prescriptions increased by 15%(3) in the nine months of 2013 and by 19%(4) in Q3 2013, over the comparable periods in the prior year. While total U.S. prescriptions increased year-over-year, they declined from Q2 2013 to Q3 2013. This is consistent with the historical seasonal pattern that has seen total U.S. isotretinoin prescriptions decrease by approximately 11% from Q2 (the summer months) to Q3. Based on Absorica’s strong sales performance to-date, Cipher expects to achieve a US$10.0 million milestone payment by the end of Q1 2014 at the latest (50% of which would be shared with its technology partner, Galephar Pharmaceutical Research).

In September 2013, Cipher’s partner Ranbaxy received a Paragraph IV Certification Notice of filing from Watson Laboratories Inc. (“Watson”) of an Abbreviated New Drug Application (“ANDA”) to the FDA for a generic version of Absorica™. Ranbaxy and Cipher intend to vigorously defend Absorica’s intellectual property rights and pursue all available legal and regulatory pathways in defense of the product.  Cipher has been advised by Ranbaxy that this development has no impact on current sales and marketing plans for the product, and that Ranbaxy plans to continue to invest in Absorica™ to increase sales and market penetration.

CIP-ISOTRETINOIN was approved by Health Canada in Q4 2012 under the trade name Epuris™. Cipher launched Epuris™ in early July 2013, supported by a field sales force of six full-time representatives and one part-time representative.

Lipofen® (CIP-FENOFIBRATE)

In Q3 2013, new prescriptions for Lipofen® were 6% below Q3 2012 levels. Kowa Pharmaceuticals America, Cipher’s U.S. marketing partner for Lipofen®, plans to continue to promote the product in a second detail position for the remainder of 2013.

ConZip®/Durela® (CIP-TRAMADOL ER)

Cipher’s extended-release tramadol is marketed in the U.S. by Vertical Pharmaceuticals under the trade name ConZip®. In Q1 2013, Vertical expanded its sales force from 60 to 75 representatives, which has contributed to modestly improved performance. In Q3 2013, prescriptions grew 3% compared to Q3 2012.  In Canada, Medical Futures launched the product in March 2012 under the trade name Durela®, with a dedicated sales force comprising 22 representatives. Following its strong performance in Q2 2013, the product continued to demonstrate steady improvement, with a 25% growth in sales during Q3 2013.

In Q2 2013, Cipher out-licensed the Latin American distribution rights for CIP-TRAMADOL ER to Tecnofarma International Ltd.  Cipher is working closely with Tecnofarma in preparing regulatory submissions for certain countries in Latin America.

Cipher is also actively pursuing marketing partners for CIP-TRAMADOL ER and CIP-ISOTRETINOIN in other territories.

Other Products

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Betesil® Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis. The efficacy and safety of the Betesil® Patch has been established in three successful phase III trials, and the product is currently marketed in several European countries. Cipher is working with its partner, Institut Biochimique SA, on a New Drug Submission for the product, and will provide additional detail on expected timelines and plans in the coming months.

In addition, the Company is seeking other late-stage to commercial-stage product candidates targeting specialty markets to support its commercial marketing and sales presence in Canada.

Notice of Conference Call

Cipher will hold a conference call today, October 30, 2013, at 8:30 a.m (ET) to discuss its financial results and other corporate developments. To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191. A live audio webcast of the call will be available at www.cipherpharma.com. The webcast will be archived for 90 days.

(3)  Source: IMS Health

(4)  Source: IMS Health

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND) is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed six marketing partnerships, generating growing licensing revenue.

For more information, please contact:

Craig Armitage	Larry Andrews
Investor Relations	President and CEO
TMX Equicom	Cipher Pharmaceuticals
(416) 815-0700 ext 278	(905) 602-5840 ext 324
(416) 815-0080 fax	(905) 602-0628 fax
carmitage@tmxequicom.com	landrews@cipherpharma.com